

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2023

Ronald Glibbery
Chief Executive Officer
Peraso Inc.
2309 Bering Dr.
San Jose, CA 95131

> **Re: Peraso Inc.**
> **Registration Statement on Form S-1**
> **Filed June 16, 2023**
> **File No. 333-272729**

Dear Ronald Glibbery:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Pablo Castiella